Exhibit 13.25

If you have trouble viewing this email v i ew it in y:our browser. IB Blockstack May31, 2019 General Pre-Registration Is Open In April 2019, Blockstack Token LLC RUbliclv.filed an offering statement with the SEC to conduct a token offering using the Regulation A+ framework. Although the SEC has not yet qualified the offering statement, we are pleased to open pre registration as a part of the "testing-the-waters" phase of our planned sale of Stacks tokens. Pre-registering now helps us gauge interest and also verifies your identity, making it easy to complete your purchase if and when the sale is qualified. Pre-registration steps: 1. Go to b!!Rs://sale.stackstoken.com/stacks-token-sale. 2. Create an account. If you have a Coinlist account, log in using your Coinlist account. 3. Complete the verification and identification process. Completion of pre-registration does not complete the purchase of Stacks tokens, and you are not obligated to purchase the amount of Stacks tokens you indicate during your pre-registration, or any Stacks tokens at all. If you are a voucher holder and already completed the voucher registration process, you do not need to pre-register again. We will notify you if or when the SEC qualifies the token sale, at which time there will be a few additional steps if you wish to complete your purchase of Stacks tokens. In the meantime, please review the publicly filed Rreliminarv. offering circular, Stacks token FAQ, and WhiteRf!Rer v2.0 for more information. We're looking forward to this exciting potential milestone for the Blockstack ecosystem and community. Warning about Phishing Attacks Please be advised that Stacks tokens will be sold only upon qualification by the SEC, and the tokens do not currently trade on any exchange. Official announcement of SEC approval and sale will be through stackstoken.com or other ofticial 81ockstack communication channels. Potential investors should be cautious of phishing attacks and false information about our offering from unauthorized parties. Rule 255 Legend This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A We may choose to make an offering to some, but not all, of the people who indicate an interest in inves ting, and that offering might not be made under Regulation A We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have tiled with the SEC. The information in that offering statement w ill be more complete than the information we are providing now, and could differ in important ways. You must read the documents tiled with the SEC before inves ting. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price con be received until the offering statement tiled by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given otter the dote of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly tiled offering statement and the preliminary offering circular that is part of that offering statement at stockstoken.com. 81ockstack is not registered , licensed or supervised as o broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ( FINRA) or any other financial regulatory authority or licensed to prov ide any financial advice or services. Join us Online Copyright 10 2019 Bl ockstack, All rights reserved. You are receiving this email because you opted in at our website. Blockstack's mailing address is: 101W. 23rd St. #224, New York, NY, 10011, United States